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                                                                   EXHIBIT 99.1

                                  RISK FACTORS

                  You should carefully consider each of the following risks and all of the other information included in this report and any information incorporated into this report. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties, including those not presently known to us or that we currently believe to be immaterial, also may adversely affect us. Should any risks and uncertainties develop into actual events, these developments could have material adverse effects on our business, financial condition and results of operations. For these reasons, we caution you not to place undue reliance on our forward-looking statements.

WE ARE HIGHLY DEPENDENT ON FORD. OUR INABILITY TO PROVIDE COMPETITIVE QUOTES FOR NEW BUSINESS WITH FORD AND FURTHER DECREASES IN FORD'S VEHICLE PRODUCTION VOLUME WOULD ADVERSELY AFFECT OUR RESULTS.

                  We are highly dependent on Ford, our largest customer, which accounted for approximately 76% of our total sales in 2003, 80% of our total sales in 2002 and 82% of our total sales in 2001. Although we have begun to increase our non-Ford sales, Ford will continue to be our largest customer for the foreseeable future. On December 19, 2003, we entered into a purchase and supply agreement with Ford, providing, among other things, that Ford generally will include us on its list of suppliers for the sourcing of new business, and, to the extent that our quote is "competitive," will award the business to us. See "--Purchase and Supply Agreement." We are experiencing intense competition by existing and prospective suppliers for Ford's business, some of which have lower cost structures than ours. To the extent the quotes we provide Ford are not competitive, Ford will not be required to purchase products from us. The purchase and supply agreement with Ford further specifies the parties' intention that we grow our business from non-Ford customers. Further, Ford is currently undergoing a revitalization plan, and it may restructure its operations in a way that would be adverse to our interests.

                  As in the past, any change in Ford's vehicle production volume, and in particular Ford's North American production volume, will have a significant impact on our sales volume. Ford's worldwide vehicle unit sales declined approximately 0.5% from 2001 to 2002 and declined approximately 3.6% from 2002 to 2003. Further, Ford's North American vehicle unit sales declined approximately 8% from 2002 to 2003. These trends could continue, particularly as foreign-owned vehicle manufacturers strive to expand production and sales at the expense of domestic manufacturers.

UNION LABOR ARRANGEMENTS EMBEDDED IN OUR COST STRUCTURE ADVERSELY AFFECT OUR RESULTS AND COMPETITIVENESS.

                  A majority of our hourly workforce is unionized, our largest single union being the UAW. As a result, we incur substantially higher wage costs than our average competitor whose employees are not covered by a master UAW contract. We currently are in discussions with the UAW for the purpose of negotiating a supplement to a new Visteon-UAW collective bargaining agreement that would provide for lower wages and less-expensive benefits for future

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Visteon hourly workers that are more in line with what our competitors pay. In the event the parties are unable to agree to the terms of the supplement, the Visteon-UAW collective bargaining agreement will mirror in all respects the Ford-UAW collective bargaining agreement. The supplement would only apply to new Visteon employees, and not to existing employees, who will continue to be covered by the existing Ford- UAW collective bargaining agreement.

                  Our labor contracts with unions, and with the UAW in particular, significantly restrict our ability to close plants and divest unprofitable, noncompetitive businesses. Our labor contracts further limit our ability to change local work rules and practices at a number of our facilities, limiting the cost-saving measures that we can implement. These restrictions and limitations have adverse effects on our results of operations and competitive position.

THE STRUCTURE OF OUR INDUSTRY, COUPLED WITH OUR DEPENDENCE ON FORD, DISADVANTAGE US IN PRICING OUR PRODUCTS AND IN REALIZING SALES FROM OUR BOOK OF BUSINESS.

                  The vehicle manufacturers that are our actual and potential customers are dwarfed in number by the Tier 1 and Tier 2 suppliers that are our actual and potential competitors. This industry reality, coupled with our dependence on Ford, means that we are under substantial and continuing pressure from our customers to reduce the prices of our products. We are forced to reduce prices both in the initial bidding process and during the terms of our contractual arrangements. In addition, our ability to convert awarded business into sales cannot be assured. Practical considerations such as reliable, timely supply tend to drive sourcing decisions in the automotive industry to a greater extent than legal considerations. In certain circumstances, however, under our arrangements with Ford, Ford could stop buying products from us and could refuse to award future business to us without incurring any economic loss itself. Accordingly, undue emphasis should not be placed on our book of business at any time.

WE HAVE SIGNIFICANT UNFUNDED PENSION AND OPEB OBLIGATIONS THE FUNDING OF WHICH MAY HAVE ADVERSE EFFECTS ON OUR RESULTS OF OPERATIONS AND OUR ACCESS TO CREDIT AND CAPITAL.

                  We have significant pension and other post-employment benefit ("OPEB") obligations to our employees and retirees. Despite significant recent concessions negotiated with Ford, our pension and OPEB obligations were underfunded by approximately $3.4 billion at December 31, 2003, including OPEB obligations relating to Ford's plans of $1.7 billion and other OPEB obligations of $0.8 billion. Our ability to satisfy these funding requirements will depend on our cash flow from operations and cash balances, our ability to access the credit and capital markets, our investment returns and the discount rate used to measure our obligations. In particular, changes in interest rates and the market values of securities held by the relevant benefit plans could materially (either positively or negatively) change the underfunding of these obligations and affect the levels of our pension and OPEB expenses and required contributions. Increased underfunding could materially increase our pension and OPEB expenses, thereby harming our results of operations, and inhibiting our access to credit and capital.

WE MAY BE UNABLE TO MEET OUR FUTURE CAPITAL AND LIQUIDITY REQUIREMENTS.

                  A substantial amount of our cash flows from operations will be used to satisfy our unconditional purchase obligations, pension and OPEB funding obligations and principal and


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interest payments on our indebtedness from time to time. As a result of these obligations, our liquidity may be adversely affected if we fail to realize our expected cash flows from operations. Our working capital requirements and cash provided by operating activities can vary greatly from quarter to quarter and from year to year, depending in part on the level, variability and timing of our customers' worldwide vehicle production and the payment terms with our customers and suppliers. Despite our expected improved performance for 2004, we cannot assure you that we will be able to satisfy our capital expenditure requirements during 2004 or subsequent years, or during any particular quarter, from cash provided by operating activities. If our working capital needs and our capital expenditure requirements exceed our cash flows from operations, cash balances and borrowings, we may need to raise additional capital, which may not be available to us on satisfactory terms and in adequate amounts. For a discussion of these and other factors affecting our liquidity, you should read "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

WE HAVE A HISTORY OF SIGNIFICANT LOSSES AND WE MAY NOT BE ABLE TO SUCCESSFULLY IMPROVE OUR PERFORMANCE OR RETURN TO PROFITABILITY.

                  We incurred operating losses of $1,128 million, $81 million and $117 million and net losses of $1,213 million, $352 million and $118 million in 2003, 2002 and 2001, respectively. Our ability to improve our performance and return to profitability is dependent on our ability to maintain operating discipline, reduce our cost structure and continue to realize on new business. We cannot assure you that we will improve our performance or return to profitability. In addition, we cannot assure you that we will be able to recover our remaining net deferred tax asset through reductions in our tax liabilities in future periods. Recovery of our net deferred tax asset depends on achieving our forecast of future taxable income. Failure to achieve our business plan targets, particularly in the U.S., may change our assessment regarding the recoverability of our net deferred tax asset and would likely result in an increase in the valuation allowance in the applicable period. Any increase in the valuation allowance would result in additional income tax expense, would reduce stockholders' equity and could have a significant impact on our earnings going forward. Further, changes to statutory tax rates, particularly in the U.S., could also affect the level of our deferred tax assets.

WE WILL EXPERIENCE CERTAIN MANAGEMENT CHANGE.

                  Our Executive Vice President and Chief Financial Officer, Mr. Daniel R. Coulson, has recently announced his intention to retire, and has agreed to defer his retirement temporarily as we search for a successor. Mr. Coulson is currently employed under an employment agreement that may be terminated on at least a month's notice. While we are actively conducting a search for a successor Chief Financial Officer, we cannot assure you when the search will be concluded, or the length of Mr. Coulson's tenure as our Chief Financial Officer.

OUR ABILITY TO ACCESS THE CREDIT AND CAPITAL MARKETS DEPENDS IN PART ON OUR CREDIT RATINGS. DECLINES IN OUR RATINGS HAVE DIMINISHED THAT ACCESS AND INCREASED OUR COSTS OF BORROWING, AND THESE EVENTS COULD RECUR.

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                  Our business is highly dependent upon our ability to access the credit and capital markets. Our access to, and our costs of borrowing in, these markets depend in part on our credit ratings. In December 2003, Standard & Poor's Rating Services lowered its corporate credit rating of us to "BB+" and Moody's Investors Service, Inc. lowered our long-term rating to "Ba1." These downgrades may limit our access to the commercial paper market, which is much smaller for below-investment-grade companies than it is for investment-grade companies, and will increase our overall borrowing costs. There can be no assurance that our credit ratings will remain in effect for any given period or that these or other ratings will not decline further in the future. Further downgrades of our ratings would increase our costs of borrowing again and could imperil our liquidity.

OUR INTERNATIONAL OPERATIONS, INCLUDING OUR SUCCESSFUL ASIAN JOINT VENTURES, ARE SUBJECT TO VARIOUS RISKS THAT COULD ADVERSELY AFFECT OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

                  We have operating facilities and conduct a significant portion of our business outside the United States. We have invested significantly in joint ventures with other parties to conduct business in South Korea, China and elsewhere in Asia. Our ability to repatriate funds from these joint ventures depends not only upon their uncertain cash flows and profits, but also upon the terms of our particular agreements with our co-venturers and upon maintenance of the legal and political status quo. We risk expropriation in China and the instability that would accompany armed conflict with North Korea. More generally, our Asian joint ventures and other foreign investments could be adversely affected by changes in the political, economic and financial environments in host countries, including fluctuations in exchange rates, political instability, changes in foreign laws and regulations (or new interpretations of existing laws and regulations) and changes in trade policies, import and export restrictions and tariffs, taxes and exchange controls. Any one of these factors could have an adverse effect on our business, results of operations and financial condition. In addition, our consolidated financial statements are denominated in U.S. dollars and require translation adjustments, which can be significant, for purposes of reporting results from, and the financial condition of, our foreign investments.

THE CYCLICALITY OF OUR INDUSTRY AFFECTS OUR RESULTS OF OPERATIONS.

                  Virtually all of our business relates directly to vehicle production and sales. The automotive industry is cyclical, depending on general economic conditions and other factors beyond our control such as consumer spending and preferences. The volume of vehicle production throughout the world has fluctuated, sometimes significantly, from year to year, and these fluctuations give rise to fluctuations in the demand for our products. We are particularly susceptible to cyclical declines in demand for our products because a large portion of our costs are fixed rather than variable. Any significant economic decline resulting in reduced vehicle production by our customers could have a material adverse effect on our results of operations. The recent recession and the decline in consumer confidence throughout the U.S. and much of the world continue to create uncertainty in the automotive industry, and their future impact on us is difficult to predict. Any sustained weakness in demand or continued downturn or uncertainty in the economy generally would negatively impact our results of operations.

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THE SEASONALITY OF OUR BUSINESS AFFECTS OUR RESULTS OF OPERATIONS AND FINANCIAL
CONDITION.

                  The automotive component supply industry is somewhat seasonal, with our net sales and earnings from operations generally increasing during the second calendar quarter of each year as a result of the automotive industry's spring selling season, which is the peak sales and production period during the year. Our net sales and earnings from operations generally decrease during July and December of each year as a result of changeovers in production lines for new model years as well as scheduled OEM plant shutdowns for vacations and holidays. In addition, third-quarter automotive production traditionally is lower as new models enter production. Thus, our third and fourth quarter results are typically lower than our first and second quarter results. Cash flow from operations is typically strongest for us in the fourth quarter, weaker in the first and second quarters.

OUR EXECUTIVES MAY HAVE CONFLICTS OF INTEREST IN NEGOTIATING WITH FORD DUE TO THEIR RELATIONSHIPS WITH FORD AND FORD EXECUTIVES AND THEIR OWNERSHIP OF FORD SECURITIES.

                  It may be significant, in day to day dealings with Ford, that many of our executive officers and other managers were employed by Ford, in some cases for many years, immediately before joining Visteon. Two of our five most senior executive officers retired from Ford and are receiving pension payments and other postretirement benefits from Ford. In addition, these executives own Ford equity securities, in amounts that could be significant to them, because of their prior employment relationships with Ford. Our executives' receipt of pension payments and other postretirement benefits from Ford, their ownership of Ford equity securities and their personal and professional relationships with current Ford executives could create conflicts of interest that could affect their judgment and behavior when they are faced with decisions with implications different for us than the implications are or might be for Ford.

WARRANTY CLAIMS, PRODUCT LIABILITY CLAIMS AND PRODUCT RECALLS COULD HARM OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

                  We face an inherent business risk of exposure to warranty and product liability claims in the event that our products fail to perform as expected or such failure of our products results, or is alleged to result, in bodily injury or property damage (or both). In addition, if any of our designed products are or are alleged to be defective, then we may be required to participate in a recall of them. As suppliers become more integrally involved in the vehicle design process and assume more of the vehicle assembly functions, OEMs are increasingly expecting them to warrant their products and are increasingly looking to them for contributions when faced with product liability claims or recalls. A successful warranty or product liability claim against us in excess of our available insurance coverage and established reserves, or a requirement that we participate in a product recall, would have adverse effects (that could be material) on our business, results of operations and financial condition.

WE FACE SUBSTANTIAL COMPETITION, WHICH CHALLENGES US IN MANAGING OUR BUSINESS AND COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

                  The Tier 1 segment of the automotive industry supply chain is highly competitive. Quality, delivery and price, as well as technological innovation, are the primary elements of

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competition. There can be no assurance that our products will compete successfully with those of our competitors. Our competitors include component part suppliers owned by vehicle manufacturers as well as independent domestic and foreign suppliers. Some of our competitors are more diversified in product and customer mix than we are, and some are believed to have superior access to inexpensive funding. There can be no assurance that increased competition will not erode our business and harm our results of operations.

WE ARE SUBJECT TO COSTLY REGULATION, PARTICULARLY RELATIVE TO ENVIRONMENTAL AND SAFETY MATTERS, WHICH COULD ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS.

                  We are affected by a substantial number of costly regulations. In particular, we are required to comply with frequently changing and increasingly stringent requirements of federal, state and local environmental and occupational safety and health laws and regulations in the United States and other countries. In addition to being responsible for cleaning up contamination at our own sites, we are responsible or may be responsible for cleaning up contamination at the sites of others to which we are alleged to have contributed wastes or which we have agreed to remediate pursuant to federal Superfund regulations or other agreements. There is no assurance that we have been or will be at all times in compliance with applicable regulations or that we will not incur material cleanup and other costs or liabilities exceeding our reserves in the course of satisfying these requirements and responsibilities. We have made and will continue to make expenditures to comply with environmental requirements. These requirements, responsibilities and associated expenses and expenditures, if they continue to increase, could have a material adverse effect on our business and results of operations.

OUR INTELLECTUAL PROPERTY PORTFOLIO IS SUBJECT TO LEGAL AND TECHNOLOGICAL CHALLENGES.

                  We actively pursue technological innovation in the automotive industry and other industries. In doing so, we incur ongoing costs to enforce and defend our intellectual property. We also face increasing exposure to the claims of others for infringement of intellectual property rights. We cannot assure you that we will not incur material intellectual property claims in the future or that we will not incur significant costs or losses related to such claims. Significant technological developments by others also could materially and adversely affect our business and results of operations.

DISRUPTION IN THE SUPPLY OF MATERIALS COULD HARM OUR BUSINESS AND RESULTS OF OPERATIONS.

                  We use a broad range of materials and supplies, including metals, castings, chemicals and electronic components, in our products. Disruption in the supply of these materials could decrease our production and shipping levels, increase our operating costs and thereby harm our profit margins.

WORK STOPPAGES OR SIMILAR DIFFICULTIES COULD SIGNIFICANTLY DISRUPT OUR
OPERATIONS.

                  Work stoppages occur with relative frequency in the automotive industry. A work stoppage at one or more of our plants could have material adverse effects on us. Also, if one or more of our customers were to experience a work stoppage, that customer would likely halt or limit purchases of our products. That could cause us to shut down manufacturing facilities relating to those products, which could have material adverse effects on our business, results of

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operations and financial condition. A work stoppage at one of our suppliers could have similar consequences if an alternative source of supply were not readily available. Stoppages by employees of our customers or suppliers also could result in reduced demand for our products.

OUR BUSINESS AND RESULTS OF OPERATIONS COULD BE AFFECTED ADVERSELY BY TERRORISM.

                  Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other automotive industry risks such as those described above. They also have the potential to interfere with our business by disrupting our supply chains and the delivery of our products to customers.

DELAYS IN CREATING A SEPARATE INFORMATION TECHNOLOGY ENVIRONMENT COULD HARM OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION .

                  Since our spin-off from Ford, Ford has provided us with many transition services, including information technology services. We are in the process of creating a separate IT environment for nearly all of our major functions using the services of, and pursuant to an outsourcing agreement with, IBM. This process requires the cooperation and assistance of Ford and outside service providers as we replicate certain Ford systems and adapt them for our use. In addition, we are building a new facility that will require the relocation of the majority of our central executive, administrative and engineering functions. We expect to substantially complete these actions during 2004. However, a material delay in the completion of these actions could cause a disruption to our operations or financial reporting processes, which would have a temporary adverse affect on our results of operations and financial condition.

PROVISIONS IN OUR SUPPLY AGREEMENT WITH FORD AND OTHER ARRANGEMENTS IN OUR AUTHORIZED CAPITAL AND GOVERNANCE STRUCTURE COULD DISCOURAGE, DELAY OR PREVENT A CHANGE IN CONTROL OF OUR COMPANY, WHICH COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK AND CAUSE THE HOLDERS OF OUR COMMON STOCK NOT TO RECEIVE A PREMIUM THAT A POTENTIAL ACQUIRER MIGHT OTHERWISE PAY FOR THE SHARES.

                  Our supply agreement with Ford can be terminated by Ford if 35% or more of our voting shares become owned or controlled by a competitor of Ford in the business of manufacturing automotive vehicles. Termination of this agreement would likely have material adverse effects on our business, results of operations and financial condition. In addition, we are authorized to issue preferred stock the terms of which can be determined by our board of directors without action by our stockholders. The terms of a series of preferred stock could include voting rights or economic rights (or both) superior to the rights of holders of our common stock. We have a classified board of directors, meaning that only a minority of the directors stand for election in any given year (and are elected for three-year terms). We also are subject to the provisions of
Section 203 of the Delaware General Corporation Law, prohibiting us from engaging in a business combination with an interested stockholder for three years from the date of the transaction in which the person became an interested stockholder unless the combination is approved in the manner prescribed by that statute. Our supply agreement with Ford, our authority to issue "blank check" preferred stock, our classified board and the anti-takeover provisions of applicable Delaware law may have the effect, individually or collectively, of discouraging, delaying or preventing a change in control of the company, adversely affecting the price of our common stock and causing the holders of our common stock not to receive a premium that a potential acquirer might otherwise pay for the shares.


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